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                       Exhibit 99 (a)(10)


THE MAY DEPARTMENT STORES COMPANY COMPLETES CASH TENDER OFFER FOR
DAVID'S BRIDAL, INC.

    ST. LOUIS, Aug. 8, 2000 - The May Department Stores Company [NYSE: MAY] announced today that the initial offering period for its cash tender offer for David's Bridal, Inc. ended successfully at midnight, New York City time, on Aug. 7, 2000. The $20 per share cash tender offer was for all outstanding shares of David's Bridal, Inc. common stock. At the end of the initial offering period, 19,376,367 shares of David's Bridal common stock were validly tendered, including 65,093 shares by guaranteed delivery, representing 99.3% of the total issued and outstanding shares of its common stock. Payment for the David's Bridal common stock purchased during the initial offering period will be made promptly by May through The Bank of New York, the depositary for the tender offer.

    As previously announced in its tender offer materials, May will provide a subsequent offering period of three business days for the David's Bridal tender offer. This subsequent offering period begins today and expires at midnight, New York City time, on Thursday, Aug. 10, 2000. During this period, shares of David's Bridal will be accepted and promptly paid for as they are tendered. The same $20 per share price paid during the initial offering period is being extended through the subsequent offering period. Shares that are tendered during the subsequent offering period may not be withdrawn. For more information, contact
Sharon Bateman at 314/342-6494.    ###




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